NEWS RELEASE 06-04	January 30, 2006

FRONTEER DOUBLES URANIUM RESOURCE AT MICHELIN DEPOSIT, LABRADOR

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announced today that Roscoe Postle Associates (RPA) has completed a new resource estimate for the Michelin uranium deposit (“Michelin”), located in coastal Labrador. Michelin has increased from an historic resource of 18.3 million pounds, to a new Measured and Indicated Resource of 22.2 million pounds with an additional Inferred Resource of 13.4 million pounds.

ECONOMIC CONSIDERATIONS

With the current uranium price at US $37 per pound, the average grade of the new Inferred Mineral Resource (0.148% U3O8 yields 3.25 lbs of U3O8 per tonne) has a value of US $120.5 per tonne. In terms of electricity generation, 35 million pounds of uranium oxide would fuel fifty five 1000MWe reactors for one year, satisfying the electrical needs of 42.5 million homes. This would be the energy equivalent of 186 million tonnes of coal or 882 million barrels of crude oil.

“This new resource base firmly establishes Michelin as the largest undeveloped uranium deposit in Canada outside of Saskatchewan.” says Dr Mark O’Dea. “We are delighted that 7 widely spaced exploration drill holes have added an additional inferred resource of 13.4 million pounds of uranium to the deposit. We anticipate that with further infill drilling, the tonnage of Michelin has the potential to increase significantly at comparable grades.”

MINERAL RESOURCE ESTIMATIONS

RPA’s resource estimate focused on reclassifying the historical part of the deposit, as well as incorporating aspects of the deeper extensions of Michelin that Fronteer recently discovered.

The historic part of Michelin, which extends from surface to 250 metres depth, has now been converted from a 18.3 million pound resource to a Measured and Indicated resource of 22.2 million pounds. The grade, tonnage and classification of this new resource estimate is as follows:

  342,000 tonnes at 0.113% U3 O8 (2.48 lbs per tonne) for a Measured Resource of 851,000 pounds.
  8,615,000 tonnes at 0.113% U3 O8 (2.48 lbs per tonne) for an Indicated Resource of 21,374,000 pounds.

The new, deeper part of Michelin is currently defined by 7 widely spaced holes that have extended the deposit to 700 metres depth. Assay results from these widely spaced holes were incorporated into RPA’s estimate and have added an initial 13.4 million pounds of U3O8 at 31% higher grades than the overlying historical part of the deposit. The grade, tonnage and classification of this new resource is as follows:

  4,116,000 tonnes at a grade of 0.148% U3 O8 (3.25 lbs per tonne) for an Inferred Resource of 13,360,000 pounds.

EXPLORATION PLANS

Exploration plans for 2006 will focus on infill drilling Michelin between 250 metres and 700 metres depth as well as testing for further extensions of the deposit down to at least 1,000 metres depth. The program will involve at least 20,000 metres of drilling and is anticipated to commence by late April.

Fronteer holds a 57% interest in Aurora Energy Inc., a private company created specifically to hold the above noted uranium assets. (Please see Fronteer news release June 20, 2005). Fronteer is the operator.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to uranium in Labrador, Fronteer has also recently completed new resource estimates on two advancing gold projects in western Turkey. The combined resource of the Kirazli and Agi Dagi projects, which it holds under option from Teck Cominco Limited’s Turkish subsidiary, totals 461,000 indicated ounces of gold and 1,606,000 inferred ounces of gold (at a 0.5g/t gold cut-off). A new silver resource has also been calculated at 2,118,000 indicated ounces of silver and 8,556,000 inferred ounces of silver (see release dated Jan 26, 2006).

Fronteer is earning an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, and will be advancing two gold projects in Jalisco, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is the designated Qualified Person for Fronteer on this project. CIM definitions were followed for Mineral Resource. Mineral Resources are estimated at a cut off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. A technical report prepared to NI 43-101 requirements will be lodged within 30 days of this release.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.